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                                                                    EXHIBIT 20.1

For Investor Relations, contact:                For Media Relations, contact:
Julie Rowinski                                  Susan Kohl, APR
(408) 933-1724                                  (408) 933-1769
jrowinski@backweb.com                           skohl@backweb.com


BACKWEB REPORTS RECORD REVENUES FOR SECOND-QUARTER 1999

GROWTH WAS 150% YEAR-OVER-YEAR AND 24% QUARTER-OVER-QUARTER


SAN JOSE, CALIFORNIA -- JULY 26, 1999 -- BackWeb(R) Technologies Ltd. (Nasdaq:
BWEB), a leading provider of Priority Internet communication infrastructure for the extended enterprise, today announced record results for the second quarter ended June 30, 1999. Revenues for the period were $5.1 million, a 150% increase over those of the prior year and a 24% advance over the quarter ended March 31, 1999.

Excluding amortization charges related to previous acquisitions and deferred stock compensation, BackWeb's operating net loss for second-quarter 1999 was $2.4 million, or ($0.09) per share, compared to the $3.5 million, or ($0.18) per share, reported for second-quarter 1998.

Including amortization charges, BackWeb's net loss for the quarter ended June 30, 1999, was $3.3 million, or ($0.12) per share compared to the $3.9 million, or ($0.20) per share recorded for the second quarter of 1998.

Commenting on these results, BackWeb Chairman and CEO Eli Barkat said, "We are very pleased with the progress we made on achieving our goals during second-quarter 1999. Our strong revenue growth, key customer wins, and growing strategic alliances continue to move us closer toward our objective of being recognized as the de facto standard in Priority Internet communications."

During the second quarter, BackWeb announced a number of strategic customer wins including U S WEST which will use BackWeb to expand the portal experience for ISP and high-capacity broadband network services. In addition, HEWLETT-PACKARD started shipping BackWeb on all new HP Pavilion home PCs as part of that company's expansion of its service and support capabilities. These successes in the business-to-consumer market are expected to add millions of BackWeb seats over the next 12 months.

BackWeb also announced new distribution and partnership agreements during 1999's second quarter that will further substantiate the Company's penetration of the Global 1000 market. These alliances include SAP AG and its use of BackWeb in its SAP(TM) Customer Relationship Management (CRM) offerings; BAAN COMPANY and its


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integration of BackWeb into its customer relationship management product line;
and DELOITTE CONSULTING and its establishment of BackWeb-focused consulting services as a key component of its e-Business practice.

On the technology front, BackWeb further strengthened barriers to entry with its receipt of a patent on its Polite Agent(TM) technology from the United States Patent and Trademark Office. BackWeb's Polite communications software senses periods of idle bandwidth and uses that time to efficiently transmit data through networks. This technology enables users to access critical data without interrupting other applications and activities such as access to e-mail and the Web.

Finally, during second-quarter 1999 BackWeb Technologies achieved a major milestone in the Company's four-year history with the initial public offering of its ordinary shares on the Nasdaq National Market under the trading symbol BWEB. BackWeb issued 6.325 million shares and raised nearly $68 million.
                                    #####
ABOUT BACKWEB TECHNOLOGIES

BackWeb Technologies is a leading provider of Priority Internet communication infrastructure and applications software that enables companies to communicate time-sensitive, business-critical information throughout the extended enterprise of customers, partners and employees. Corporations such as Cisco, Compaq, Hewlett-Packard and Schlumberger Dowell have deployed BackWeb's Priority Internet communication infrastructure for managing critical changes for key e-business and customer service applications. BackWeb Technologies is headquartered in San Jose, California, and Ramat Gan, Israel. For more information, visit its web site at www.backweb.com or call 800-863-0100.

Statements in this news release which are not purely historical are forward-looking statements within the meaning of the U.S. Federal Securities laws, including, any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially include changes in the competitive landscape including new competitors and/or the impact of competitive pricing and products, dependence upon a limited number of key resellers and customers, timely availability and customer acceptance of new and existing products, rapid changes in market conditions due to changing technological standards, fluctuations in quarterly results, BackWeb's dependence upon and ability to attract and retain qualified employees, potential Year 2000 problems with BackWeb's products or internal operating systems, and the risks and uncertainties detailed from time to time in BackWeb's periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BackWeb undertakes no obligation to publicly update or revise any forward-looking statements.

BACKWEB IS A REGISTERED TRADEMARK OF BACKWEB TECHNOLOGIES. POLITE, POLITE AGENT, POLITE UPSTREAM AND POLITE NEIGHBORCAST ARE TRADEMARKS OF BACKWEB TECHNOLOGIES. ALL OTHER TRADEMARKS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.


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                            BACKWEB TECHNOLOGIES LTD
                      Consolidated Statements of Operations
                      (in thousands, except per share data)
                                    UNAUDITED

                                                            Three Months Ended           Six Months Ended
                                                         -----------------------      -----------------------
                                                         June 30,       June 30,      June 30,       June 30,
                                                           1999           1998          1999           1998
                                                         --------       --------      --------       --------
Revenues:
      License                                            $ 4,232        $ 1,727        $ 7,540        $ 3,122
      Service                                                853            307          1,642            491
        Total revenues                                     5,085          2,034          9,182          3,613
Cost of revenues:
      License                                                 45             74            118            129
      Service                                                705            353          1,297            650
        Total cost of revenues                               750            427          1,415            779

Gross profit                                               4,335          1,607          7,767          2,834

Operating expenses:
      Research and development                             1,411          1,201          2,408          2,478
      Sales and marketing                                  4,365          3,267          8,196          6,588
      General and administrative                           1,077            693          2,008          1,504
      Amortization of goodwill, other intangibles,
        and deferred stock compensation                      872            401          2,074            802
        Total operating expenses                           7,725          5,562          4,686         11,372

Loss from operations                                      (3,390)        (3,955)        (6,919)        (8,538)

Other income, net                                             86             37            (71)            19

Net loss                                                 $(3,304)       $(3,918)       $(6,990)       $(8,519)

Net loss per share  (including amort.)                   $ (0.12)       $ (0.20)       $ (0.28)       $ (0.44)

Net loss per share  (excluding amort.)                   $ (0.09)       $ (0.18)       $ (0.19)       $ (0.39)

Shares used in computing net loss per share               27,643         20,027         25,351         19,550


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                            BACKWEB TECHNOLOGIES LTD
                           Consolidated Balance Sheets
                                 (in thousands)
                                    UNAUDITED

                                            June 30, 1999    March 31, 1999     Dec. 31, 1998
                                            -------------    --------------     -------------
ASSETS
Current assets:
      Cash and cash equivalents                $79,376           $11,137           $ 6,449
      Accounts receivable                        4,295             5,753             2,590
      Other current assets                         887             1,085               712
        Total current assets                    84,558            17,975             9,751

Property and equipment, net                      1,188               989             1,030
Goodwill and other purchased
      intangibles, net                             962             1,389             1,824
Other assets                                       116                96                96
                                               $86,824           $20,449           $12,701

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Line of credit                           $    --           $ 2,000           $ 2,000
      Accounts payable and
        accrued liabilities                      5,691             3,689             3,357

      Deferred revenue                           3,121             2,201             1,666

      Payable to related parties                   235               140               304

      Current portion of
        shareholders' loans                        822               927               828

        Total current liabilities                9,869             8,957             8,155


Accrued severance pay, net                         154               108                93
Shareholders' loans                                 --                --               327

Total Shareholders' equity                      76,801            11,384             4,126
                                               $86,824           $20,449           $12,701